UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G



                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                       Tanning Technology Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                87588P 10 1
 ------------------------------------------------------------------------------
                               (CUSIP Number)

                               July 22, 1999
 ------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                  |_|      Rule 13d-1(b)
                  |_|      Rule 13d-1(c)
                  |X|      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G
CUSIP No. 87588P 10 1                                       Page 2  of 7 Pages


1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        LARRY G. TANNING

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES OF AMERICA

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               3,386,713

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             3,386,713

                 8  SHARED DISPOSITIVE POWER

                        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,386,713

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        15.6%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

                               SCHEDULE 13G
CUSIP No. 87588P 10 1                                       Page 3  of 7 Pages


1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TANNING FAMILY PARTNERSHIP, L.L.L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (SEE INSTRUCTIONS)                                   (b)  [x]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

        COLORADO

  NUMBER OF      5  SOLE VOTING POWER

   SHARES               3,186,351

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH             3,186,351

                 8  SHARED DISPOSITIVE POWER

                        0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,186,351

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        14.7%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN

                               SCHEDULE 13G
CUSIP No. 87588P 10 1                                       Page 4  of 7 Pages

Item 1.

(a)               Name of Issuer:

                  Tanning Technology Corporation (the "Company")

(b)               Address of Issuer's Principal Executive Offices:

                  4600 South Syracuse Street, Suite 1200
                  Denver, Colorado 80237

Item 2.

(a)               Name of Person Filing:

                  This statement is filed on behalf of Larry G. Tanning, Chairman of the Board, President and Chief Executive Officer of the Company, and Tanning Family Partnership, L.L.L.P. ("Tanning Partnership").

(b)               Address of Principal Business Office or, if none, Residence:

                  The address of principal business office of each Reporting Person is:

                  c/o Tanning Technology Corporation
                  4600 South Syracuse Street, Suite 1200
                  Denver, Colorado 80237.

(c)               Citizenship:

                  Mr. Tanning is a citizen of the United States of America. Tanning Partnership is a Colorado registered limited liability limited partnership.

(d)               Title of Class of Securities:

                  Common Stock, par value $0.01 per share of the Company (the "Shares")

                  CUSIP Number:
                  87588P 10 1
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13-2(b), check whether the person filing is a:
                  Not applicable.

                               SCHEDULE 13G
CUSIP No. 87588P 10 1                                       Page 5  of 7 Pages


Item 4.           Ownership:

(a)               Amount beneficially owned:

                  Mr. Tanning may be deemed the beneficial owner of 3,386,713 Shares. This number consists of (A) 200,362 Shares held directly by Mr. Tanning and (B) 3,186,351 Shares held by Tanning Partnership, of which Courtney Rose Corporation is the sole general partner, since Tanning is the controlling shareholder of the Courtney Rose Corporation.

                  Tanning Partnership may be deemed the beneficial owner of 3,186,351 Shares, all of which it holds directly.

                  Mr. Tanning, Tanning Partnership and certain other shareholders of the Company have entered into an amended and restated shareholder agreement dated as of July 20, 1999. Under this agreement, the parties have agreed that Tanning Partnership may designate one director to the board of directors and certain of the other shareholders may designate in the aggregate two directors to the board of directors.

(b)               Percent of class:

                  The number of Shares of which Mr. Tanning may be deemed to be the beneficial owner constitutes approximately 15.6% of the total number of Shares outstanding.

                  The number of Shares of which Tanning Partnership may be deemed to be the beneficial owner constitutes approximately 14.7% of the total number of Shares outstanding.

(c)               Number of shares as to which such person has:

                  Mr. Tanning
                  -----------

                  (i)      Sole power to vote or to direct the vote:

                           3,386,713

                  (ii)     Shared power to vote or to direct the vote:

                           0

                  (iii)    Sole power to dispose or to direct the
                           disposition of:

                           3,386,713

                  (iv) Shared power to dispose or to direct the disposition of:

                               SCHEDULE 13G
CUSIP No. 87588P 10 1                                       Page 6  of 7 Pages


                  Tanning Partnership
                  -------------------

                  (i)      Sole power to vote or to direct the vote:

                           3,186,351

                  (ii)     Shared power to vote or to direct the vote:

                           0

                  (iii)    Sole power to dispose or to direct the
                           disposition of:

                           3,186,351

                  (iv) Shared power to dispose or to direct the disposition of:

                           0


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notices of Dissolution of Group:

                  Not applicable.

Item 10.          Certifications:

                  Not applicable.

                               SCHEDULE 13G
CUSIP No. 87588P 10 1                                       Page 7  of 7 Pages


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Dated:  April  27, 2001             LARRY G. TANNING

                                      /s/ Larry G. Tanning
                                      -------------------------------------




                                      TANNING FAMILY PARTNERSHIP, L.L.L.P.

                                      By:  Courtney Rose Corporation,
                                           general partner of Tanning
                                           Family Partnership, L.L.L.P.


                                      By: /s/ Larry G. Tanning
                                         ----------------------------------
                                         Larry G. Tanning, President